

July 28, 2020

Brian Newman
Senior Vice President, Chief Financial Officer and Treasurer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

      Re: United Parcel Service, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 20, 2020
           File No. 001-15451

Dear Mr. Newman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.   Please discuss and analyze the results of operations for your business as a whole, including the impact of changes in accounting estimates on your results of operations. Your three changes in accounting estimates in 2019 increased earnings per share by $0.98 per share and your primary and diluted earnings by over 24%. Your change in accounting estimate in 2018 increased earnings per share by $0.26 per share and your primary and diluted earnings by 5%. Please refer to Item 303(a) of Regulation S-K.

Financial Statements
Notes to Consolidated Financial Statements
Note 5. Company Sponsored Employee Benefit Plans, page 76

2. You disclose that you refined the bond matching approach used to select the discount rate on your pension plans by implementing advances in technology and modeling techniques. This change in accounting estimate increased net income by $0.71 per share and your fully diluted earnings per share by 16% in 2019. Expand your disclosure to provide a robust discussion of the advances in technology and modeling techniques used to select the discount rate implemented in 2019. Separately, describe for us, in reasonable detail, the differences between the prior and current methodologies, and explain why you believe the current methodology provides a better estimate under your circumstances. Additionally, tell us what the discount rate would have been under the prior approach and the internal controls over financial reporting implemented along with the advanced technology and modeling techniques.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation